September 28, 2010

Mrs. Aamira Chaudhry
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C 20549-3561

Dear Ms. Chaudhry:

This will confirm our telephone conversation on September 28, 2010 concerning your letter of September 27, 2010.  In that conversation, we requested an extension of time to file our response to that letter in order to:

•	Avoid conflict with our quarter end procedures for the third quarter ending on October 3, 2010; and
•	Allow time for an adequate review and consideration of our responses by the Audit Committee of the Company’s Board of Directors at its next meeting.

You subsequently agreed to extend the time for us to file our response to that letter to November 12, 2010.  We appreciate your accommodation to our timing request.

Sincerely,

/s/ Lawrence E. Hyatt
Lawrence E. Hyatt
Chief Financial Officer, Secretary and Treasurer
O’Charley’s Inc.